                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*
--------------------------------------------------------------------------------


                          Sangstact Medical Corporation
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                          Title of Class of Securities

                                   801003104
--------------------------------------------------------------------------------
                                  CUSIP Number

                                  May 21, 1998
--------------------------------------------------------------------------------
              Date of event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[x] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 801003104

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          UBS Asset Management (New York) Inc.
          Tax ID: 13-2725861

2.   Check the Appropriate Box if a Member of a Group

                                                a.[  ]
                                                b.[  ]
3.   SEC Use Only

4.   Citizenship or Place of Organization
          New York

                    5.   Sole Voting Power:
                              60,000

   Number of        6.   Shared Voting Power:
    Shares                    -0-
 Beneficially
   Owned by         7.   Sole Dispositive Power:
     Each                     835,000
  Reporting
    Person          8.   Shared Dispositive Power:
     With                     -0-


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          835,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row (9)
          5.21%

12.  Type of Reporting Person
          IA

CUSIP Number:  801003104

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest
     c/o INTRAG International Equity Invest (Company for Fund Management) S.A.

2.   Check the Appropriate Box if a Member of a Group

                                      a.[ ]
                                      b.[ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
       Luxembourg


                      5.   Sole Voting Power:
                               775,000
  Number of
   Shares             6.   Shared Voting Power:
Beneficially                     -0-
  Owned by
    Each              7.   Sole Dispositive Power:
  Reporting                      -0-
   Person
    With              8.   Shared Dispositive Power:
                                 -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          775,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row (9)
          4.84%

12.  Type of Reporting Person
          00

Item 1(a) Name of Issuer:  Sangstat Medical Corporation (the "Company")

      (b) Address of Issuer's Principal Executive Offices:
          1505 Adams Drive
          Menlo Park, CA  94025

Item 2(a) - (c). Name, Principal Business Address, and Citizenship of Persons
                 Filing:

          UBS Asset Management (New York) Inc.
          1345 Avenue of the Americas
          New York, New York 10105

          UBS (Lux) Equity Invest-Biotech, a subfund of UBS (Lux) Equity Invest c/o INTRAG International Equity Invest (Company for Fund Management) S.A., 3-5, Place Winston Churchill, B.P. 134 2011 Luxembourg

      (d) Title of Class of Securities:  Common Stock

      (e) CUSIP Number:  801003104

Item 3. This statement is filed pursuant to Rule 13d-1(b).

          UBS Asset Management (New York) Inc. is an investment adviser registered under Section 203 of the Investment advisers Act of 1940.


Item 4.   Ownership.

     UBS Asset Management (New York) Inc. is an investment adviser registered under U.S. law. UBS (Lux) Equity Invest-Biotech, a subfund of UBS (Lux)
Equity Inc. is an investment fund organized under Luxembourg law. UBS Asset Management (New York) Inc. beneficially owns 835,000 shares of the Company's Common Stock (representing approximately 5.21% of the outstanding shares of such Common Stock). UBS Asset Management (New York) Inc. possesses the power to dispose of and direct the disposition of 835,000 shares and possesses the power to vote 60,000 shares. UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest benefically owns 775,000 shares of the company's common stock representing 4.84% of the outstanding shares and such common stock. UBS (Lux) Equity Invest-Biotech, a Subfund of UBS (Lux) Equity Invest possesses the power to vote or direct the vote of 775,000 Shares. The holdings listed above are as of May 21, 1998.

Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable.

Item 9.   Notice of Dissolution of the Group.
          Not Applicable.

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS Asset Management (New York) Inc.

Joe Scavo                                    June 1, 1998
-------------------------------          ---------------------
Title: Director of Compliance                   Date


INTRAG International Equity Trust (Company for Fund Management) S.A.

Gilbert Schintgen                            June 1, 1998
--------------------------------          ---------------------
Title: Director                                 Date

Manuel Hauser                                June 1, 1998
--------------------------------          ---------------------
Title: Director                                 Date